7 June 2010 Acquisition of Talecris Biotherapeutics: Creating a world leading integrated plasma company

Disclaimer This document has been prepared by GRIFOLS, S.A. (GRIFOLS or the “Company”) exclusively for use during the analyst and investor conference call “Acquisition of Talecris Biotherapeutics: Creating a World Leading Integrated Plasma Company”. Therefore it cannot be disclosed or made public by any person or entity with an aim other than the one expressed above, without the prior written consent of the Company. The Company does not assume any liability for the content of this document if used for different purposes thereof. The information and any opinions or statements made in this document have neither been verified by independent third parties nor audited (except for 2009 figures referring to Grifols and Talecris); therefore no express or implied warranty is made as to the impartiality, accuracy, completeness or correctness of the information or the opinions or statements expressed herein. Neither the Company, its subsidiaries nor any entity within GRIFOLS Group or subsidiaries, any of its advisors or representatives assume liability of any kind, whether for negligence or any other reason, for any damage or loss arising from any use of this document or its contents. Neither this document nor any part of it constitutes a contract, nor may it be used for incorporation into or construction of any contract or agreement. IMPORTANT INFORMATION This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law (Law 24/1988, of July 28, as amended and restated from time to time), Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations. In addition, this document does not constitute an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, nor a request for any vote or approval in any other jurisdiction. Particularly, this document does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities. The disclosed transaction is subject to shareholder and regulatory approvals. FORWARD-LOOKING STATEMENTS This document contains forward-looking information and statements about GRIFOLS and Talecris based on current assumptions and forecast made by GRIFOLS Group management, including proforma figures and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expected”, “potential, “estimates” and similar expressions. Although GRIFOLS believes that the expectations reflected in such forward-looking statements are reasonable, various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the Company and the estimates given here. These factors include those discussed in our public reports filed with the Comisión Nacional del Mercado de Valores. The Company assumes no liability whatsoever to update these forward-looking statements or conform them to future events or developments. Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of GRIFOLS.

Agenda 1. Transaction highlights 2. Strategic rationale 3. Transaction impact 4. Conclusion

1. Transaction highlights

Transaction summary Agreement to acquire 100% of Talecris for a combination of cash and newly issued Grifols non-voting shares $19.00 in cash plus 0.641 Grifols non-voting shares per Talecris share Implied offer price of $26.16(1) per Talecris share, representing a premium of 53% to the average Talecris closing share price over the last 30 days Implied Offer Value of $3.4bn and Enterprise Value of $4.0bn Strong transaction rationale Fully complementary business models with clear industrial and commercial logic, and R&D optimisation opportunities Perfect geographic fit, with enhanced US presence Strong financial logic for shareholders Meaningful operating synergies of c.$230m per annum Immediate EPS accretion, reaching over 30% by year two Fully committed financing arranged by Deutsche Bank, Nomura, BBVA, BNP Paribas, HSBC and Morgan Stanley Transaction effected through a one-step merger structure Closing subject to shareholder approvals and regulatory review Notes: 1. Using Grifols’ ordinary shares closing stock price of €9.267 as of 4 June 2010 and $/€ exchange rate of 1.2060 as of 4 June 2010 as published by the ECB.

Transaction benefits Increased availability of plasma therapies Enhanced marketplace stability Increase in combined utilisation of fractionation capacity Combined protein purification capacity increase Capex rationalization Plasma procurement optimization Protein yield improvement Complementary testing labs Inventories rationalization Broader portfolio of products Excellent geographical fit Increased availability of products Complementary R&D projects Powerful regulatory functions Enhanced pipeline Recombinant opportunities 2

Expected timetable Timing Q2 2010 H2 2010 Q1 2011 Key milestones Deal announcement Filing HSR statements, merger proxy and F-4 with SEC Filing folleto for non-voting shares with CNMV (Spain) Regulatory approval (assuming no 2nd request) Proxy submission to Talecris shareholders Talecris Shareholder vote to approve merger Grifols shareholder vote to issue new shares Regulatory approval (assuming 2nd request) Closing 3

2. Strategic rationale

Plasma industry fundamentals Strong underlying plasma market Long term demand drivers are in place Supply dynamics Global plasma industry estimated to be US$12bn(1) in 2009 Some core markets still under diagnosed and under supplied Unmet need in emerging markets Continued R&D for use in new indications Continued R&D for new proteins Established safety and quality record Improved plasma availability and utilization Investment in new capacity to address the growing demand Manufacturing efficiencies enhance supply Notes: 1. Source: MRB. 4

Grifols at a glance Company overview Founded in 1940 in Barcelona, listed on the Spanish Stock Exchange since 2006. An IBEX 35 company Fully integrated business model: Bioscience (c. 77%(1)): plasma and its derivatives Diagnostic (c. 11%(1)): equipment, instrumentation and reagents for IVD and Blood Typing, as well as blood collection bags Hospital (c. 9%(1)): pharmaceutical products (IV solutions, nutrition products etc), software and devices for hospitals Dedicated Engineering Company for biologic process systems Well established infrastructure: Source plasma self sufficiency Fractionation capacity: 4.3m litres across two FDA-approved manufacturing sites (Barcelona, Spain; Los Angeles, US) Product registrations and sales in more than 90 countries 2009 revenues of €913m and EBITDA of €266m Over 6,000 employees Notes: 1. % of 2009 sales. Business overview 2009 Revenues by product Factor VIII 16% Other Proteins 13% Diagn. 11% Hospital 9% Other 3% IVIG 33% Albumin 15% 2009 Revenues by geography Rest of World 21% US 32% Europe 47% 5

Talecris at a glance Company overview One of the five largest players in the sector Established in 2005 through the acquisition of Bayer BP’s assets and the additional fractionation capacity and contract manufacturing services of PS Premium products in key segments Gamunex: strongly branded, exclusive neurological indication Prolastin: first A1PI approved and premiere global therapy Well established infrastructure: Developing source plasma self sufficiency Fractionation capacity of 4.2m litres across two US manufacturing sites (Clayton, NC; Melville, NY) 2009 revenues $1.5bn, adjusted EBITDA of $372m Approximately 5,000 employees Headquartered in North Carolina, with regional headquarters in Canada and Germany Business overview 2009 Revenues by product A1PI 21% Fraction V 6% Factor VIII 3% Other Proteins 16% IVIG 54% 2009 Revenues by geography Rest of World 8% EU 12% Canada 14% US 66% 6

Strategic rationale US market leader in IVIG 5% solution Existing and available FDA licensed manufacturing capacity Extensive international sales, marketing and logistics network Well established, premiere source plasma collection operation Serological testing laboratory with additional capacity coming on-line Dedicated engineering company for biologic facility design and construction Well established IVIG 10% and A1PI brand recognition in the United States Manufacturing capacity constraints for near to mid term Strong native clinical research program including subcutaneous IG and recombinant plasmin Developing source plasma collection operation not-yet self sufficient Broad portfolio of hyperimmune and specialty immune globulin therapies Number 3 ranked vertically integrated plasma derivatives producer Expanded plasma collection and fractionation capabilities Only company to offer 5% and 10% IVIG solution Enhanced US presence and global footprint Complementary R&D pipeline Significant synergies expected 7

Number 3 ranked vertically integrated plasma derivatives producer 2009 worldwide revenues ($ million) 6,000 5,573 5,000 4,000 2,924 3,000 2,803 2,000 1,533 1,403 1,270 1,000 612 0 (1) (2) (3) Baxter CSL Grifols + Talecris Talecris Biotherapeutics Octapharma Grifols Biotest Other Note: Figures converted to USD with an average 2009 USD/€ exchange rate of 1.3906 and average 2009 AUD/USD exchange rate of 1.3368 (for FY end June 2009). Source: public filings. 1. Baxter financials refer to Bioscience division. 2. CSL financials refer to CSL Behring division. 3. Other companies include: LFB, Kedrion, BPL, Kamada and Omrix. 8

Balanced and diversified product portfolio 2009 revenue breakdown by geography Rest of World 21% US 32% Europe 47% Rest of World 8% US 66% Canada 14% EU 12% Combined Rest of World 14% US 50% EU 28% Canada 8% 2009 revenue breakdown by product family Other Proteins 13% Diagn. 11% Hospital 9% Other 3% IVIG 33% Albumin 15% Factor VIII 16% A1PI 21% Fraction V 6% Factor VIII 3% Other Proteins 16% IVIG 55% Combined Hospital 4% Other 1% IVIG 47% Diagn. 4% Other Proteins 14% Factor VIII 8% Albumin 9% A1PI 13% 9

Grifols worldwide presence UK Switzerland Scandinavia Germany Poland Czech Rep Slovakia France Spain Japan USA China Portugal Mexico Thailand Colombia Brasil Chile Argentina Italy Singapore Malaysia Australia Grifols presence Grifols manufacturing facility 10

Talecris worldwide presence Canada Germany USA Talecris presence Talecris manufacturing facility 11

Enhanced US presence and global footprint Canada UK Switzerland Scandinavia Germany Poland Czech Rep Slovakia France Spain Japan USA China Portugal Mexico Thailand Colombia Brasil Chile Argentina Italy Singapore Malaysia Australia Grifols & Talecris presence Grifols presence Talecris presence Grifols manufacturing facility Talecris manufacturing facility 12

Complementary R&D pipeline



Grifols: R&D pipeline
Preclinical
Phase I
Phase II
Phase III
Approved
Talecris: R&D pipeline
Approved
Phase III
Phase II
Phase I
Preclinical
Fibrin Sealant
TA: Biosurgery
Uses: Vascular and Soft Tissues surgery
Albumin / IVIG
TA: Neurology
Uses: Alzheimer
Albumin
TA: Hepatology
Uses: Liver Cirrhosis
IV Fibrinogen
TA: Haematology
Uses: Haemorrhages
Immune globuline, subcutaneous
TA: Immunology and Neurology
Uses: Primary Immune Deficiency
Plasmin, plasma derived
TA: Thrombolytic
Uses: Peripheral arterial occlusion
Alpha-1 protease inhibitor, aerosol delivery
TA: Respiratory
Uses: AAT deficiency
Plasmin, recombinant
TA: Thrombolytic
Uses: Vascular occlusion
No Overlapping R&D

GRIFOLS

13

Significant synergies expected c. $230m cost synergies p.a. Plasma collection Optimized manufacturing SG&A / R&D Create more efficient plasma collection network Cross licensing of products and facilities Utilize processes with highest production yield Immediate utilization of available manufacturing capacity Optimize corporate functions Shared sales and marketing expertise Integrate IT and networks Shared R&D expertise 100% 80% 60% 40% 20% 0% % of total cost synergies ~15% ~45% ~40% Synergies expected to be realized progressively over 4 years with one off costs estimated at $100m 14

Additional synergies Capex Working capital Revenues Key actions Optimize capex plan by eliminating duplication Optimize plasma utilization and efficiencies Optimize use and development of inventories Transfer Grifols source plasma to Talecris Increased customer with access to broad product range Increased product availability Sizing c. $300m over 2010-2014 $40-70m p.a. Potential upside revenue synergies not factored in 15

Integration planning Immediate action plan ready to be launched after announcement Application for cross manufacturing of intermediates of both companies submitted for FDA approval Conformance lots for validation purposes Grifols to provide technical support in order to optimize capex related to Talecris new fractionation and purification facilities Grifols to apply “best practice” found in the combined group across all operating business functions Focus on synergy realization Seamless integration from the client and consumer point of view Combined management team dedicated to integration process Medium-term integration plan (after closing) 16

3. Transaction impact

Proforma impact on Grifols — 2009 Revenues $bn 3.0 2.5 2.0 1.5 1.0 0.5 0.0 2.8 1.5 1.3 Grifols (1) Talecris Biotherapeutics Proforma EBITDA $bn 1.0 0.8 0.6 0.4 0.2 0.0 c.1.0 Transaction (3) c.0.2 Impact 0.8 Grifols (1) Talecris Biotherapeutics (2) Proforma (3) Balanced business profile Synergies of approximately $230m p.a. Realised progressively over 2-4 years from closing Immediate EPS accretion, growing to over 30% by year 2 driven by increasing realization of synergies Rapidly deleveraging profile through significant cash flow generation Notes: 1. Assumes an average 2009. $/€ exchange rate of 1.3906. 2. 2009 Adjusted EBITDA excluding merger termination fee. 17 3. Run-rate synergies estimate of $230m.

Transaction financing Offer consideration Cash ($2.5bn) Grifols non-voting shares ($0.9bn)(1) Key considerations Cash portion of the consideration ($2.5bn), together with backstop of existing debt of Grifols and Talecris (if required) financed through Cash at hand Committed 5/6 year term loan facilities arranged by Deutsche Bank, Nomura, BBVA, BNP Paribas, HSBC and Morgan Stanley Acquisition facility provides permanent financing structure and is quickly repaid through internal cash flow generation Initial pro-forma 2010 Net Debt / EBITDA of ~5x Net Debt / EBITDA decreasing to ~3x by 2012 and below 2x by 2014 Grifols is firmly committed to retaining a robust and flexible capital structure Notes: Committed bridge to long-term bond financing arranged by Deutsche Bank, Nomura, BBVA, BNP Paribas, HSBC and Morgan Stanley 1. Using Grifols’ ordinary shares closing stock price of €9.267 as of 4 June 2010 and $/€ exchange rate of 1.2060 as of 4 June 2010 as published by the ECB.

Grifols non-voting shares to be issued Offer consideration Cash ($2.5bn) Cash ($2.5bn) Grifols non-voting shares ($0.9bn)(1) Key considerations Stock portion of the consideration to be paid in the form of newly issued Grifols non-voting shares 0.641 Grifols non-voting shares for each Talecris share Represents an aggregate of approximately 84 million newly issued Grifols non-voting shares Key characteristics of the non-voting shares Do not carry any voting rights Entitled to the same dividend and other economic rights attributable to the existing Grifols ordinary shares(2) Preferential liquidation order vs. Grifols ordinary voting shares Listed on NASDAQ and Mercado Continuo (Spanish stock exchange) Notes: 1. Using Grifols’ ordinary shares closing stock price of €9.267 as of 4 June 2010 and $/€ exchange rate of 1.2060 as of 4 June 2010 as published by the ECB. 2. In addition, holders of non-voting shares shall also be entitled to a minimum annual dividend of €0.01 per share. 19

4. Conclusions

Conclusions Clear strategic rationale Significant run-rate synergy potential of c.$230 million per annum Immediate EPS accretion, becoming over 30% by year two Opportunity for Talecris shareholders to realise value and share the upside from the combined group Committed medium-term acquisition financing Manageable initial leverage and rapid deleveraging Committed combined management team to effect a seamless combination Strengthened competitive environment benefitting patients 20